UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69265

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING   __JANUARY 1, 2017__   AND ENDING   __DECEMBER 31, 2017__

                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **WHARTON MIDMARKET SECURITIES, INC.**

OFFICAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

27 BROOK ROAD
(No. and Street)

WOODBRIDGE	**CT**	**06525**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL HARRIGAN   **203-606-9696**
                                                              (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, PAUL HARRIGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WHARTON MIDMARKET SECURITIES, INC., as of DECEMBER 31, 2017 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Paul Harrigan
Signature

PRESIDENT
Title

Public Notary
My Commission Exp NOV 30 2021

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WHARTON MIDMARKET SECURITIES INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

Wharton MidMarket Securities Inc.

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6-9
Supplementary Information	
Schedule I - Net Capital Computation	10



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Wharton MidMarket Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wharton MidMarket Securities, Inc. as of December 31, 2017, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wharton MidMarket Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wharton MidMarket Securities, Inc.'s management. Our responsibility is to express an opinion on Wharton MidMarket Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wharton MidMarket Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Wharton MidMarket Securities, Inc.'s financial statements. The supplemental information is the responsibility of Wharton MidMarket Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Wharton MidMarket Securities, Inc.'s auditor since 2015.

Maitland, Florida

February 20, 2018

Wharton MidMarket Securities, Inc.
Statement of Financial Condition
December 31, 2017

Assets

Current assets		
Cash	$	24,832
Clearing Deposit		25,000
Total Current Assets		49,832
Fixed assets		
Fixed Assets		96,440
Accumulated Depreciation		(93,582)
Total Fixed Assets		2,858
Total Assets	$	52,690

Liabilities and Shareholder's Equity

Current Liabilities		
Accounts Payable	$	927
Total Liabilities		927
Shareholder's Equity		
Common Stock – no par value 20,000 shares authorized, 100 shares issued and outstanding		35,000
Additional Paid In Capital		110,351
Retained Earnings (Deficit)		(93,588)
Total Equity		51,763
Total Liabilities and Shareholder's Equity	$	52,690

The accompanying notes are an integral part of these financial statements.

Wharton MidMarket Securities Inc.
Statement of Operations
For The Year Ended December 31, 2017

Income

Fee Revenue	$	40,000
Total Income		40,000
Operating Expenses		
Depreciation Expense		7,144
Employer Taxes		745
FINRA Expenses		2,477
Compensation (owner)		24,000
Professional Fees		6,023
Office Expenses (related party)		13,312
SIPC		63
Employee 401k (owner)		36,000
Total operating expenses		89,764
Net Income (Loss)	$	(49,764)

The accompanying notes are an integral part of these finacial statements.

Wharton MidMarket Securities Inc.
Statement of Changes in Shareholder's Equity
For The Year Ended December 31, 2017

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2017	$ 35,000	$ 55,351	$ (43,824)	$ 46,527
Capital Contribution		55,000		55,000
Net Income (Loss)			(49,764)	(49,764)
Balance, December 31, 2017	$ 35,000	$ 110,351	$ (93,588)	$ 51,763

The accompanying notes are an integral part of these finacial statements.

Wharton MidMarket Securities Inc.
Statement of Cash Flows
For The Year Ended to December 31, 2017

Cash Flows from Operating Activities	
Net Income (Loss)	(49,764)
Adjustments to reconcile Net Income (Loss)	
to net cash used by operations:	
Depreciation	7,144
Decrease Accounts Payable	(1,153,005)
Net cash Used by Operating Activities	(1,195,625)
Cash Flows from Investing Activities	
Acquisition of Fixed Assets	-
Cash Flows from Financing Activities	
Additional Capital	55,000
Net Decrease in cash	(1,140,625)
Beginning Cash	1,165,457
Ending Cash	24,832

The accompanying notes are an integral part of these finacial statements.

NOTE 1 - ORGANIZATION

Wharton MidMarket Securities, Inc. ("the Company") is registered as a broker and dealer. It is a Connecticut corporation organized on March 8, 2013. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company emphasizes mergers and acquisitions, and consulting on mergers and acquisitions. The company was approved in 2016 for retail business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a sub chapter S corporation and is treated as such for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the shareholders of the company, and not taxed at the company level. Therefore, no provision of liability for federal or state income taxes are required in these financial statements. The Company accounts for potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company's tax returns from 2014, 2015 and 2016 remain open and are subject to regulatory examination.

Basis of Accounting

The Company uses the accrual method of accounting for financial accounting and the accrual method for tax accounting purposes.

Cash and Cash Equivalents

For the purpose of reporting statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal penalties and restrictions, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balance in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of these limits. The Company had no uninsured cash balances December 31, 2017.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue when earned per an engagement agreement. Retainer fees are generally received at the beginning of an engagement and are non refundable. In the case when retainers are not received in full at the beginning of an engagement, revenue is recognized when the engagement agreement requires payment and persuasive evidence of an arrangement exists, the services outlined in the engagement agreement have been performed, the price of the contract is fixed or determinable and collectability is reasonably assured. Success fee revenue is recognized when it is earned and received at the closing of a transaction.

Depreciation

The Company uses MACRS depreciation and follows Section 179 rules for expensing capital assets for both book and tax purposes. Depreciation expense was $7,144 for the year ended December 31, 2017.

NOTE 3 -401K

Wharton MidMarket Securities Inc. (WMMS) offers employees participation in a 401k retirement plan. WMMS contributions to the 401k plan are voluntary and can be stopped at any time without obligation. In 2017 WMMS contributed $36,000 to the Company's 401k plan as the company's voluntary contribution for tax years 2017.

NOTE 4 – RELATED PARTIES

Wharton MidMarket Securities Inc (WMMS) is owned by its President Paul Harrigan. Mr. Harrigan also is the sole owner of Wharton MidMarket Advisors LLC (WMMA). WMMS from time to time will reimburse Mr. Harrigan and WMMA for expenses. The Company reimbursed the sole owner $11,928 for occupancy costs which are included in office expenses.

NOTE 5 – RAYMOND JAMES RESERVE ACCOUNT

The Company is required to maintain a minimum balance of $25,000 in an account with Raymond James and Associates, Inc., its clearing broker/dealer, as part of a clearing agreement. The account balance at December 31, 2017 consisted of a cash sweep account in the Raymond James Bank Deposit Program.

NOTE 6 - CONCENTRATIONS

Cash

The Company maintains its cash in bank deposits accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company has not experienced any losses in such accounts.

Customers

For the period January 1, 2017 through December 31, 2017 the company had two customers that each represented 50% of revenue.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classifications are follows:

	2017
Autos and Trucks	$96,440
	96,440
Less Accumulated Depreciation	(93,582)
Net Property and Equipment	$2,858

Total depreciation expense was $7,144 for the year ended December 31, 2017.

NOTE 8 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule Rule 15c3-1 which requires the maintenance of minimum net capital balance and requires that the Company's aggregate indebtedness to net capital as defined shall not exceed 15 to 1. At December 31 2017 the Company's net capital was $48,905 compared to $5,000 required. The Company's aggregate indebtedness to net capital was .019 to 1.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 20, 2018 which is the date the financial statements were available to be issued.

Wharton MidMarket Securities, Inc.
Net Capital Computation
December 31, 2017

Total Equity	$	51,763
Less: Non-allowable assets:		
Prepaid Expenses		-
Fixed Assets -		2,858
Non-allowable assets		2,858
Tentative net capital		48,905
less Haircuts		0
Net Capital		48,905
Less: Requirement		5,000
Excess Net Capital	$	43,905

SCHEDULE OF AGGREGATE INDEBTEDNESS

Total Liabilities	$927
Aggregate Indebtedness to Net Capital	1.9%

Reconciliations with company's unaudited computation included in Part IIA Form X-17A-5 as of December 31, 2017.

Net Capital as reported in company's Part IIA Focus Report.		$49,650
Increase in Accounts Payable	$	(745)
Net Capital , per December 31, 2017 , audited report as filed.		$48,905



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Wharton MidMarket Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wharton MidMarket Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wharton MidMarket Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and (2)(ii) (exemption provisions) and (2) Wharton MidMarket Securities, Inc. stated that Wharton MidMarket Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Wharton MidMarket Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wharton MidMarket Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 20, 2018



WHARTON MIDMARKET SECURITIES INC.

MERGERS AND ACQUISITIONS

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 20, 2018

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Wharton MidMarket Securities, Inc. is a broker/dealer registered with the SEC and FINRA.

- Wharton MidMarket Securities, Inc. claimed an exemption under paragraph k (2)(i) and k(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2017.

- Wharton MidMarket Securities, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph k (2)(i) and k(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  > The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Wharton MidMarket Securities, Inc. has met the identified exemption provisions in paragraph k (2)(i) and k (2) (ii) of Rule 15c3-3 throughout the period of January 1st, 2017 through December 31, 2017.

- Wharton MidMarket Securities, Inc. has not recorded any exceptions to the exemption provision in paragraph k (2)(i) and k(2) (ii) of Rule 15c3-3 for the period of January 1st, 2017 through December 31, 2017..

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: _Paul Hanigan_

Name and Title: __President__